EXHIBIT 99-2


FOR IMMEDIATE RELEASE

ACME ELECTRIC NAMES ROBERT BATTING TO BOARD


     EAST AURORA, N.Y., May 17, 1994 -- Acme Electric Corporation (NYSE: ACE) today announced that Robert D. Batting has been elected to its board of directors. Mr. Batting has been President of Clearing/Niagara, a manufacturer of industrial press equipment, since 1991. He joined Clearing/Niagara after seven years as Group Vice President of Textron, where he was responsible for nine of Textron's thirty-five divisions. Mr. Batting is a graduate of Allegheny College in Meadville, Pennsylvania, and lives in Orchard Park, New York.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.

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